April 28, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Christina Chalk

Blake Grady

Re:    DCP Midstream, LP

Schedule 13E-3 filed March 22, 2023

Filed by DCP Midstream, LP et al.

SEC File No. 005-81287

Schedule 14C filed March 22, 2023

Filed by DCP Midstream, LP

SEC File No. 001-32678

Ladies and Gentlemen:

On behalf of our client, Phillips 66, and the other filing parties named in the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) and DCP Midstream, LP (the “Partnership”), we are writing to submit the Partnership’s responses to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 17, 2023 (the “Comment Letter”) with respect to the Schedule 13E-3 and the above-referenced preliminary information statement on Schedule 14C (the “Information Statement”).

In addition, the Information Statement and the Schedule 13E-3 have been revised in response to the Staff’s comments and the Partnership is concurrently filing with the Commission an amendment to the Information Statement (the “Amended Information Statement”) and an amendment to the Schedule 13E-3 (the “Amended Schedule 13E-3”).

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold below and provided the Partnership’s response below each comment. Unless otherwise indicated, references to page numbers refer to the corresponding page numbers of the Amended Information Statement and all capitalized terms used but not defined herein have the meaning given to such terms in the Amended Information Statement.

United States Securities and Exchange Commission

April 28, 2023

Schedule 14C filed March 22, 2023

Background of the Merger

1.

We note your disclosure that “Phillips 66 and Enbridge discussed potential transactions involving the Partnership from time to time, including potential transactions involving their respective ownership interests in DCP Midstream, potential transactions involving the acquisition of all of the Public Common Units and potential transactions involving the acquisition of third parties or their assets.” Please expand this section to discuss these alternative plans and the reasons for their rejection. See Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A.

Response: The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that neither the Partnership nor Phillips 66 considered alternative means to accomplish the purposes of the Merger, as contemplated by Item 7 of Schedule 13E-3 and corresponding Item 1013(b) of Regulation M-A.

Although Phillips 66 and Enbridge discussed potential transactions involving the Partnership from time to time, those potential transactions were not alternative means to accomplish the purposes of the Merger. The purposes of the Merger, which are described on pages 51 and 52, fundamentally relate to a strategic decision made by Phillips 66 to increase the operational size and scale of its midstream business by integrating the Partnership’s business with Phillips 66’s midstream segment.

The Partnership advises the Staff that the disclosure on pages 14 and 52 has been revised to clarify that Phillips 66 was unable to pursue the purposes of the Merger until Phillips 66 acquired the rights to manage the business and affairs of DCP Midstream associated with the Partnership, which did not occur until the signing and closing of the DCP Midstream Transaction on August 17, 2022. As disclosed in the Amended Information Statement, on August 17, 2022, upon the closing of the DCP Midstream Transaction, Phillips 66 sent its initial proposal regarding the Merger to the GP Board.

For these reasons, the Partnership respectfully advises the Staff that alternative means to accomplish the purposes of the Merger were not considered.

2.

We note the disclosure that on August 17, 2022, Phillips 66 sent a proposal to the GP Board setting forth certain proposed terms regarding the Merger, including the cash purchase price of $34.75 per Common Unit. However, Phillips 66 did not file an amended Schedule 13D until August 26, 2022. In your response letter, please provide your legal analysis as to how this filing was made promptly, as required by Rule 13d-2(a).

Response: The Partnership acknowledges the Staff’s comment and respectfully submits that the amended Schedule 13D, filed on August 26, 2022, was timely made in accordance with Rule 13d-2(a).

A reporting person is required to file a Schedule 13D amendment “promptly” after any material change occurs in the facts set forth in the Schedule 13D. Neither Section 13(d) nor the rules thereunder define what “promptly” means for purposes of Rule 13d-2(a). We are aware of the Commission’s guidance that an amendment is to be filed as soon as “reasonably practicable” and that promptness must be determined under the facts and circumstances.1 However, we are not aware of any bright line test or specified filing deadline for when an amendment is required. As discussed in the Background of the Merger section beginning on page 14, the Partnership’s management were not made aware of the ongoing discussions between Phillips 66 and Enbridge regarding the DCP Midstream Transaction or Phillips 66’s intent to submit the initial proposal regarding the Merger until the week of August 15, 2022, shortly before Phillips 66 delivered its initial proposal to the GP Board, due to the highly sensitive nature of these matters. As a result, the filing of the amendment required sufficient time after delivery of the proposal for the parties to coordinate the complete and accurate preparation of the filing and to ensure that all parties had adequate time to review and approve the substance of the amendment.

[1]	In re Cooper Laboratories, Inc., SEC Release No. 34-22171, 1985 WL548418 (June 26, 1985).

United States Securities and Exchange Commission

April 28, 2023

Nevertheless, the Partnership’s public investors were adequately and timely informed of both a possible take-private transaction and Phillips 66’s delivery of the initial proposal regarding the Merger. Item 4 of Amendment No. 11 to the Schedule 13D, which was filed in May 2020, stated that DCP Midstream and its affiliates may from time to time make proposals to the GP Board and may seek to cause the Partnership to consider extraordinary corporate transactions, including a merger or other take-private transaction. Phillips 66 issued a stand-alone press release announcing the terms of the initial proposal on August 17, 2022, shortly after the delivery of the proposal, posted a presentation summarizing the initial proposal to its website on August 17, 2022, and filed a current report on Form 8-K on August 18, 2022 that described the initial proposal, prior to the open of market trading. In addition, the Partnership filed its current report on Form 8-K disclosing the initial proposal on August 23, 2022, prior to the four business day deadline. We note the Commission’s guidance that whether an amendment to a Schedule 13D is “prompt” must be judged, at least in part, on all of the facts and circumstances surrounding both prior disclosures by the filing person and the material changes which trigger the obligation to amend the filing person’s previous disclosures.2

In light of these circumstances, the Partnership submits that the amended Schedule 13D filed on August 26, 2022 was timely filed in accordance with Rule 13d-2(a).

3.

Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A require a filing person to summarize in considerable detail any reports, whether oral or written, received from a third party and materially related to this transaction. We note the references to presentations by Evercore during the course of entering into this Merger Agreement. See, for example, the references in this section to meetings on November 23, 2022, November 30, 2022, December 21, 2022 and December 31, 2022. To the extent that any reports are duplicative or are simply updates of earlier presentations, your disclosure may summarize the material differences only. For these and any other meetings between the Special Committee and its financial advisor, summarize the substance of the presentations or reports and file any written materials provided as exhibits to the Schedule 13E-3.

Response: The Partnership acknowledges the Staff’s comment and respectfully advises the Staff of the following:

•

With respect to the virtual meetings held by the Special Committee with representatives of Evercore, HAK and RLF on November 23, 2022, December 21, 2022 and December 31, 2022, no report or presentation was given by Evercore, other than a discussion of the matters described in the Information Statement, and no written materials were provided. The Information Statement has been revised to provide additional information regarding the discussions on December 21, 2022. Please refer to the updated disclosure on page 21 of the Amended Information Statement.

•

The presentation by Evercore on November 30, 2022 included written materials dated November 29, 2022, a copy of which is filed as Exhibit No. (c)(8) to the Schedule 13E-3. Please refer to the updated disclosure on page 19 of the Amended Information Statement.

Unaudited Financial Projections of the Partnership

4.

Expand the discussion of the material assumptions underlying the projections to more specifically describe the assumptions used in generating them and to avoid generalities. For example, revise the reference to “other general business, market and financial assumptions” on page 33 to specifically describe what management of the Partnership assumed. Similarly, explain what “volumes and rates on the Partnership’s assets” form the basis for these projections (see page 32).

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that the relevant disclosure on pages 32 and 33 has been revised.

[2]	Id.

United States Securities and Exchange Commission

April 28, 2023

Opinion of Evercore – Financial Advisor to the Special Committee

5.

We note the disclosure that “Evercore’s opinion should not be construed as creating any fiduciary duty on Evercore’s part to any party…” (Similar language appears in the Summary Term Sheet section at the beginning of the information statement). We further note the following language on page 3 of Evercore’s opinion included as Annex B: “Our financial advisory services and this opinion are provided for the information and benefit of the Special Committee (in its capacity as such) in connection with its evaluation of the proposed Merger” and the opinion may not be “relied upon by, any third party.” Please delete this language in the information statement and the attachment. Alternatively, revise to disclose the legal basis for Evercore’s and the Partnership’s belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, disclose that this issue will be resolved by a court, resolution of this issue will have no effect on rights and responsibilities of the Partnership under state law, and the availability of the defense will have no effect on the rights and responsibilities of either Evercore or the Partnership under the federal securities laws.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that the Information Statement has been revised to remove the language noted in the Staff’s comment. Please refer to the updated disclosure on pages 5 and 37 of the Amended Information Statement and the opinion and letter of Evercore attached as Annex B on page B-3.

Precedent M&A Transaction Analysis

6.

On pages 42 and 43, revise to briefly explain how Evercore selected the comparable transactions, rather than only stating that such transactions involved “assets that Evercore deemed to have certain characteristics that are similar to those of the Partnership.”

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that the Information Statement has been revised to briefly explain how Evercore selected the comparable transactions. Please refer to the updated disclosure on pages 42 and 43.

Summary of Barclays Discussion Materials

7.

Expand the discussion of the Barclays materials to include a more in-depth discussion of the analysis performed and the results yielded, and to explain how Barclays considered each. See Item 1015(b) of Regulation M-A. Your revised disclosure should include a reasonably detailed summary of the Barclays Discussion Materials filed as Exhibits 99(c)(15) and (16) to the Schedule 13E-3.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that the relevant disclosure on pages 48 and 49 has been revised.

Purposes and Reasons of the Phillips 66 Filing Parties for the Merger

8.

We note your disclosure that “[t]he Phillips 66 Filing Parties have undertaken to pursue the Merger at this time” for the same reasons that they are pursuing the Merger more generally. Please state with specificity why the Phillips 66 Filings Parties determined to pursue the Merger now as opposed to at any other time. See Item 1013(c) of Regulation M-A.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that the relevant disclosure on page 52 has been revised.

United States Securities and Exchange Commission

April 28, 2023

Financing of the Merger

9.

We note your disclosure that “Phillips 66 expects to fund [the Merger] from a combination of cash on hand and proceeds from newly issued debt securities or borrowings under new or existing credit facilities.” In your response letter, please confirm that you intend to amend the information statement to include the disclosure required by Item 1007(d) of Regulation M-A and, if applicable, will file the credit facility as an exhibit to your Schedule 13E-3. See Item 1016(b) of Regulation M-A.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that the relevant disclosure on pages 57 and 58 has been revised to include the disclosure required by Item 1007(d) of Regulation M-A with respect to the sources of financing for the Merger and that the relevant documents are being filed as exhibits (b)(1)-(4) to the Amended Schedule 13E-3.

Information Concerning the Partnership

10.	Please revise to provide the summary financial statements required by Item 1010(c) of Regulation M-A in the information statement. See Instruction 1 to Item 13 of Schedule 13E-3.

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that pages 80 and 81 have been revised to include the summary financial statements required by Item 1010(c) of Regulation M-A.

General

11.

Please explain why you have not included Phillips 66 Company as a filer on the Schedule 13E-3. We note that Phillips 66 Company is a borrower on the line of credit to be used in part to finance the Merger, and Phillips 66 Company also controls PDI. Alternatively, include Phillips 66 Company as a filer and revise the disclosure in the information statement to provide all of the information required by Schedule 13E-3 as to that new entity (to the extent that it is not already there).

Response: The Partnership respectfully acknowledges the Staff’s comment and advises the Staff that the Amended Schedule 13E-3 has been revised to include Phillips 66 Company as a filing party and that the Amended Information Statement has been revised to include the information required by Schedule 13E-3 with respect to Phillips 66 Company.

* * * *

United States Securities and Exchange Commission

April 28, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions or desire further information or clarification, please do not hesitate to contact William S. Anderson of Bracewell LLP at (713) 221-1122. Thank you for your review.

Very truly yours,

/s/ William S. Anderson
William S. Anderson

cc:	Vanessa Allen Sutherland, Phillips 66 G. Michael O’Leary, Hunton Andrews Kurth LLP Srinivas M. Raju, Richards, Layton & finger, P.A.